

RESPONDING TO AIMCO'S MISREPRESENTATIONS

NOVEMBER 2022



LEGAL DISCLOSURE

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Land & Buildings Investment Management, LLC and the other participants named in the proxy solicitation (collectively, the "Land & Buildings") and are based on publicly available information with respect to Apartment Investment and Management Company (the "Company"). Land & Buildings recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Land & Buildings' conclusions. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Land & Buildings disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Land & Buildings herein are based on assumptions that Land & Buildings believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Land & Buildings from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Land & Buildings. Although Land & Buildings believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Land & Buildings will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Land & Buildings has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

CORRECTING THE RECORD AT AIMCO

Aimco

"NEW" AIMCO, SAME TRICKS

- **An unwillingness to own its corporate governance failings** – if the governance issues at Aimco are about a "different company," why did the Board recently overhaul its own policies in an apparent self-serving move to win investor support?

- **There is nothing "new" about legacy executives and directors continuing to oversee Aimco** – the three top executives (CEO, CFO and GC) have been at the Company for an average of 16 years (48 years total) and three directors have served for an average of 20 years (more than 61 years total). What is "new" about that?

- **A history of trading at a deep discount to peers** – Aimco has traded at a much deeper discount to net asset value (NAV) vs. Apartment Peers and REITs overall for its entire post-Spin history prior to L&B's involvement

- **Misunderstanding its cost of capital** – the Company has had an impaired cost of capital since the December 2020 Spin and the substantial increase in its development pipeline represents a continuation of the capital allocation errors that caused the pre-Spin Aimco to persistently trade at a valuation below NAV

- **Its closest peers are apartment REITs, not developers in other property types** – Aimco is tying itself into knots to avoid comparing itself to its closest peers – other apartment REITs

> **L&B urges shareholders to see through Aimco's misleading claims and vote the BLUE Universal Proxy card today for the election of its independent and exceptionally qualified and experienced nominees, Michelle Applebaum and Jim Sullivan**

Source: Company filings, including Aimco's most recent investor presentation filed on 11/21/22; Land & Buildings' analyses and views. Reference is also made to Land & Buildings' prior presentation on Aimco filed on 11/18/22.

UNWILLINGNESS TO TAKE OWNERSHIP OF GOVERNANCE FAILURES

Aimco

THE COMPANY'S WORDS DON'T MATCH THE FACTS – OR ITS OWN ACTIONS

Aimco has called our governance concerns "*baseless*" and about "*a different company*"

- ✘ Three of the current Aimco directors – including Michael Stein who we are opposing – are long-tenured, ignored the valid call of a special meeting to vote on the spin out of 90% of the assets in a taxable transaction (the "Spin"), and are directly responsible for using the Maryland Unsolicited Takeover Act ("MUTA") to stagger the Board while enacting other governance maneuvers used to disenfranchise shareholders pre- and post-Spin
- ✘ **If our governance criticisms were not valid, why did the Company recently overhaul the very governance policies we have spotlighted throughout our campaign?**

AIMCO HIGHLIGHTS SUCCESSFUL EXECUTION OF STRATEGY, GOVERNANCE ENHANCEMENTS AND COMMITMENT TO FURTHER ENHANCING STOCKHOLDER VALUE

11/15/2022

DENVER--(BUSINESS WIRE)-- Apartment Investment and Management Company (NYSE: AIV) ("Aimco" or the "Company"), following extensive engagement with and feedback from stockholders, today announced several actions to accelerate value creation and enhance corporate governance.



New, Reconstituted Aimco Board of Directors (Cont.)
Newly Appointed, Majority Independent, and Diverse Board of Directors Including New Chairman and Separation of CEO / Chair Roles
Michael Stein
Appointed 2004
Robert A. Miller
Chairman of the Board (Since 2020)
President of RAMCO Advisors
Appointed 2007
Terry Considine
Appointed 1994
Legend:
Independent Director
Audit Committee
Investment Committee
Committee Chair
Appointed Since Spin
Aimco

Source: Company filings

LEGACY LEADERSHIP CONTINUES TO OVERSEE "NEW" AIMCO

AIMCO'S LONG-TENURED INSIDERS ARE UNLIKELY TO ENACT REAL, NECESSARY CHANGE, IN OUR VIEW

"New" **Leadership** has been at Aimco for…


Jennifer Johnson

18+ Years

Since August 2004


Wes Powell

18+ Years

Since January 2004


Lynn Stanfield

12+ Years

Since July 2010

48+
years of total management tenure

How can this leadership and Board composition be considered new?



"New" **Board** has members who have been at Aimco for…


Robert Miller

15+ Years

Since April 2007


Terry Considine

28+ Years

Since IPO in July 1994


Michael Stein

18+ Years

Since October 2004

61+
years of total Board tenure



The "New" leadership at Aimco has an <u>average tenure of 16 years</u> and three key directors have served for an <u>average of 20 years</u> – how can shareholders expect things to be any different?

Source: Company filings

MISREPRESENTING ITS HISTORICAL VALUATION

Aimco

AIMCO HAS HISTORICALLY TRADED AT A DEEP DISCOUNT TO PEERS

We believe Aimco is misleadingly highlighting its current valuation relative to Apartment Peers following L&B and Westdale's involvement

- ✘ The reality is Aimco has traded at a much deeper discount to NAV vs. Apartment Peers and REITs overall for its entire post-Spin history prior to L&B's involvement
- ✘ Since the Spin, Aimco has traded at average discount of 26% vs. their own disclosed NAV estimates while Apartment Peers and REITs overall have traded roughly at NAV on average, according to Green Street data

Post-Spin Avg. Price / NAV	Aimco (AIV)	Apartment Peers	All REITs (Equal-Weight)
12/15/20 to 4/30/22	-26%	-5%	2%

The Objective Results
New Aimco Relative Valuation vs. Peers
While We Are Not Satisfied With Our Valuation, New Aimco Trades Approximately In-Line With Or Better Than Its Peers on a Premium / (Discount) to NAV Basis
• While AIV's Peer Group comprises a broad range of companies, AIV is currently trading approximately in-line with its peers based on a Premium / (Discount) to NAV basis
• Further, certain peers (particularly the FTSE NAREIT Equity Apartment Index) have a materially larger share of their assets in stabilized real estate
– NAV estimates tend to have less variability around stabilized assets than development / non-income producing assets
Premium / (Discount) to Consensus NAV (1)
0%
(10%)
(20%)
(30%)
(40%)
(29%)
(34%)
(36%)
(38%)
FTSE NAREIT Equity Apartment Index (2)
AIV
Developer Peer Group (3)
Peer Group Members Most Similar to Aimco in Development Exposure (4)
Consists of multifamily REITs with portfolios primarily focused on stabilized properties (where NAV estimates tend to have less variability compared to development / non-income producing assets)
Consists of companies with varying levels of development exposure across the portfolios but generally materially more non-stabilized assets / development (where there are inconsistent views of private market value)
Consists of real estate companies with more significant exposure to developments which is highly similar to New Aimco's asset allocation today
Source: SNL Financial as of 10/31/2022 and company information
(1) AIV NAV based on previous forecast of 2022 year-end NAV per share published during 1Q2022 including development at cost.
(2) FTSE NAREIT Equity Apartment Index includes AIRC, AIV, AVB, BRG, BRT, CPT, CSR, ELME, EQR, ESS, IRT, MAA, NXRT, UDR, and VRE; reflects simple average of constituents (AIV excluded from average, BRG excluded from average due to lack of consensus NAV estimates).
(3) Developer Peer Group includes AHH, CLPR, CSR, ELME, FOR, FPH, HHC, IRT, JBGS, JOE, STRS, TRC, and VRE (per AIV 2021 10-K); represents simple average (FOR, FPH, JOE, STRS, and TRC excluded from average due to lack of consensus NAV estimates).
(4) Includes AHH, HHC, KW, and VRE.
Aimco
CREATING VALUE
23

Source: Company filings, Green Street; Note: Aimco NAV discount calculated using Company's own NAV disclosure, Apartment Peers defined as AVB, CPT, EQR, ESS, MAA, and UDR

LANDandBUILDINGS www.AimHighAIV.com 6

MISUNDERSTANDING ITS COST OF CAPITAL

ADDITIONAL INVESTMENT OVERSIGHT IS SORELY NEEDED

Aimco is mistakenly touting its massive increase in development exposure as a major accomplishment

✖ The reality is Aimco has had an impaired cost of capital since the Spin and the substantial increase in its development pipeline represents a continuation of the capital allocation errors that caused the pre-Spin Aimco to persistently trade at a valuation below net asset value (NAV) and Apartment Peers



Source: Company filings

AIMCO IS AN APARTMENT REIT

Aimco

AIMCO'S CLOSEST PEERS ARE APARTMENT REITS, NOT DEVELOPERS IN OTHER PROPERTY TYPES

Aimco is tying itself into knots to avoid comparing itself to its closest peers – other apartment REITs

- ✘ The reality is a significant majority of Aimco's asset value is in income-producing, stabilized apartment properties with the balance of the value primarily comprised of land and loans related to multifamily assets and development
- ✘ The Company's Apartment Peers are generally well-run companies that have performed well and traded around NAV over time due to a combination of strong operational platforms, low leverage balance sheets, and value-creating capital allocation – which is why Aimco pre- and post-Spin stuck out like a sore thumb, in our view

The Objective Results
New Aimco Has Delivered vs. Its Peers
New Aimco's Total Shareholder Return (TSR) vs. Development-Focused REITs Showcases Best-In-Class Results
Total Shareholder Return ("TSR") Peer Set Rationale
Pre-separation, Old Aimco was a large-cap multifamily REIT and thus, its peer set, which was last disclosed on 10/28/2021 to set executive compensation for the pre-spin management team, was largely comprised of other sizable companies across the REIT sector (1)
At the time of separation, 88% of the company was spun-off into AIR, vastly changing the size and composition of New Aimco
With this in mind, the current board and management team at New Aimco worked with an independent consultant to develop an accurate post-separation peer set that more closely represents New Aimco. See "Peer Group" to the right
Land & Buildings' Peer Set Is Stale (3)
L&B references this irrelevant and stale peer set for both the wrong purpose and in the wrong context
The purpose of this prior peer set was to set compensation at pre-spin Aimco, not to track shareholder return
Companies had a median market capitalization of over $6.5Bn as of 12/31/2020, more than 6x the market capitalization of New Aimco at that time
Only one pure-play multifamily REIT – a notable oversight considering New Aimco's primary focus is the multifamily sector
Just three companies with 10% or more of their asset base involved in development / re-development – an important consideration for a development-focused company like New Aimco
Two companies which were acquired after 12/31/2020 – both of which at 30%+ premiums – skewing the total shareholder return of Land & Buildings' peer set to the upside
The "Right" Peers For New Aimco
Outperformed by Aimco Since Spin?
Peer Group (1)
New Aimco developed a post-spin peer set based on industry grouping, business strategy, and size of total asset base
Like New Aimco, the companies included in this group maintain significant focus on development / redevelopment activities
FTSE Apartment REIT Index
Designed to track the aggregate performance of publicly-listed multi-family real estate, this index is comprised of the 16 predominant and U.S. based Apartment REITs
MSCI U.S. REIT Index (2)
MSCI's U.S. REIT Index is a market cap weighted listing of 132 constituents, which collectively represent ~99% of the U.S. REIT universe
Russell 2000 Index
Includes 2,000 of the smallest U.S. public equities based on market capitalization, providing a comprehensive barometer for small-cap performance
With the Russell 2000's average market cap of ~$1.4Bn dwarfed by that of the S&P 500 (~$87Bn) and Dow Jones Industrial Average ($331Bn), the Russell 2000 is a "better fit" for Aimco
S&P 500 Index
Arguably the most-often cited barometer for U.S. equity market performance
(1) Peer Group includes AHH, CLPR, CSR, ELME, FOR, FPH, HHC, IRT, JBGS, JOE, STRS, TRC, and VRE (per AIV 2021 10-K).
(2) Source: MSCI.
Aimco
20

Source: Company filings

VOTE THE <u>BLUE</u> UNIVERSAL PROXY CARD <u>TODAY</u>

Aimco

WE URGE SHAREHOLDERS NOT TO BE FOOLED BY THE COMPANY'S MISLEADING CLAIMS

Shareholders deserve directors willing to make proactive changes, always acting in their best interest

- We believe our independent and exceptionally qualified and experienced nominees, Michelle Applebaum and Jim Sullivan, are the right individuals to help maximize shareholder value and realize AIV's true potential



Michelle Applebaum
SHAREHOLDER ADVOCATE FOR 30+ YEARS

- ✓ Proven analytical ability, independence, and advocate for shareholders & good governance

- ✓ Former equity analyst and Managing Director with Salomon Brothers (later Citigroup) and ranked number one in steel equity analysis for much of her career

- ✓ After Citi, her successful independent equity research and advisory consultancy reached nearly 100 of the top institutions in the US and refused to take advisory fees or make her research available to any covered company

- ✓ Positioned to help Aimco improve corporate governance and regain credibility with the investment community



James P. Sullivan
ACCLAIMED REIT ANALYST FOR 25+ YEARS

- ✓ Universally respected REIT analyst and former senior leader at top-rated independent research firm

- ✓ Spent over twenty-five years at Green Street, as Senior Advisor of Research and previously as President of Green Street's Advisory Group

- ✓ Worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC) and Manufacturers Hanover Trust Company

- ✓ Positioned to immediately help improve Aimco's capital allocation, overall strategy, and investor outreach

FOR ADDITIONAL INFORMATION

 LONGACRE SQUARE
PARTNERS



Dan Zacchei
Longacre Square Partners
dzacchei@longacresquare.com

John Ferguson
Saratoga Proxy Consulting
jferguson@saratogaproxy.com
(212) 257-1311